

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re:** **Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed March 13, 2012**
> **Response dated June 13, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File: 000-53328**

Dear Mr. Zhu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A

General

1. We reissue comments 1, 2 and 5 of our letter dated May 23, 2012. We cannot review or clear your responses to these comments until we receive draft disclosure or an amended Form 8-K in which all changes are incorporated. Your response letter dated June 13, 2012 indicated that you would file an amendment to the Form 8-K late in the week of June 18, 2012. We are unable to locate such amendment at this time. Please provide draft disclosure or an amended Form 8-K to address these comments.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation, page F-13

2. We reviewed your response to our prior comment 3, noting that you accrued mining restoration costs by taking the total estimated restoration costs and multiplying that by the fraction represented by the tons produced over the total tons of reserves. Please tell us why you believe using this approach is appropriate and how the accrued liability (e.g. $7,414 at December 31, 2010) compares to the costs that would be necessary to restore the mine at each balance sheet date. In your response, ensure to reconcile the remediation efforts required at each balance sheet, including related costs, with those included in your response.

3. We note from your response to our prior comment 3 that your restoration obligation liability is derived from activities relating to your mining site. Please tell us whether there are any remediation, restoration or asset retirement obligations, recognized or unrecognized, associated with your production facilities or the tailings disposal associated with those facilities. If so, please tell us how you have accounted for these obligations.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 49

4. You did not respond to our prior comment 6. As such, the comment will be reissued. We note you concluded that your internal controls over financial reporting were effective as of December 31, 2011. Considering (i) your risk factor disclosure on page 20 and (ii) your responses to our prior comments 21 – 26 of our letter dated November 2, 2011 highlighting that those primarily responsible for the preparation of your books and records and financial statements do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP, it appears to us that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Changes in Internal Controls, page 50

5. You did not respond to our prior comment 7. As such, the comment will be reissued.
    We note your disclosure on page 49 that you adopted the system of disclosure controls
    and procedures of China Real Fortune Mining Limited as a result of your October 1, 2011
    acquisition. Please revise to disclose the related material changes in your internal control
    over financial reporting as required by Item 308(c) of Regulation S-K.

Form 10-Q for Fiscal Year Ended March 31, 2012

Financial Statements

6. We note your response to our prior comment 8 that you have made a "prospective
    accounting change," effective January 1, 2012, to eliminate the asset retirement cost and
    obligation and accrue a restoration liability. Please note that while a prospective change
    is appropriate for a change in accounting estimates, a prospective change is not an
    appropriate method for correcting an error in previously issued financial statements.
    Refer to FASB ASC 250-10-45-17 and 45-23. In light of your response to our prior
    comment 4 in which you determined it was not appropriate to capitalize the asset
    retirement cost prior to declaring reserves, including obtaining the mining rights
    necessary to declare reserves, please tell us why you believe a prospective change is
    appropriate; please tell us why you believe this change to be a change to be a Change in
    Accounting Estimate and not an Error in Previously Issued Financial Statements, as those
    terms are defined in the Master Glossary to the FASB Accounting Standards
    Codification. If you believe this change to be a correction of an error in previously
    issued financial statements, please modify your historical financial statement presentation
    consistent with the guidance of FASB ASC 250-10-50-7 and amend your Form 8-K and
    subsequent Forms 10-K and 10-Q as appropriate.

Other Exchange Act Reports

7. Please revise your other Exchange Act reports (e.g., Forms 8-K, 10-Q and 10-K), as
    necessary, to comply with our comments above.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.